Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-262067

Republic of Peru Announces Results of Exchange and Tender Offers

LIMA, Peru, July 2, 2025 /PRNewswire/ — The Republic of Peru (“Peru”), in accordance with its previously-announced offers to (i) exchange certain of Peru’s outstanding U.S. dollar-denominated bonds (the “Eligible USD Bonds”) for a new series of U.S. dollar-denominated global bonds (the “New Bonds”) (collectively, the “Exchange Offers” and each, an “Exchange Offer”) and/or (ii) purchase for cash the Eligible USD Bonds and certain of Peru’s outstanding Euro-denominated bonds (the “Eligible EUR Bonds”) (collectively, the “Cash Tender Offers” and each, a “Cash Tender Offer”), in each case as set forth in the tables below, today announced that the Exchange Offers and Cash Tender Offers expired as scheduled at 5:00 p.m. New York City time, on July 1, 2025. The Eligible USD Bonds and the Eligible EUR Bonds are referred to collectively herein as the “Eligible Bonds.” The Exchange Offers and Cash Tender Offers are referred to collectively herein as the “Offers.” The Offers are being conducted upon terms and subject to certain conditions set forth in the prospectus supplement dated June 25, 2025 (the “Prospectus Supplement”) and the accompanying prospectus (the “Prospectus”), and the press release issued on June 25, 2025. Capitalized terms used but not defined in this press release have the meanings specified in the Prospectus Supplement.

Eligible USD Bonds	Aggregate Principal Amount Validly Tendered and Accepted in the Exchange Offers		Aggregate Principal Amount Validly Tendered and Accepted in the Cash Tender Offers
7.350% USD-Denominated Global Bonds due 2025	USD$	60,102,000	USD$	69,839,000
2.392% USD-Denominated Global Bonds due 2026	USD$	19,814,000	USD$	44,857,000
4.125% USD-Denominated Global Bonds due 2027	USD$	43,791,000	USD$	124,853,000
2.844% USD-Denominated Global Bonds due 2030	USD$	115,525,000	USD$	64,246,000
2.783% USD-Denominated Global Bonds due 2031	USD$	277,500,000	USD$	130,154,000

Eligible EUR Bonds	Aggregate Principal Amount Validly Tendered and Accepted in the Cash Tender Offers
2.750% EUR-Denominated Global Bonds due 2026	€154,930,000
3.750% EUR-Denominated Global Bonds due 2030	€74,832,000

The Exchange Consideration and Purchase Price in the Offers were set forth in a previous press release. The Settlement Date for the Offers is expected to be July 8, 2025.

The table above sets forth, for each series of Eligible USD Bonds, the aggregate principal amount tendered and accepted in the Exchange Offers, and for each series of Eligible Bonds, the aggregate principal amounts tendered and accepted in the Cash Tender Offers. Peru has accepted all Eligible Bonds validly tendered in the Offers.

Peru is making the Offers only in those jurisdictions where it is legal to do so. The Offers are void in all jurisdictions where such Offers are prohibited. If materials relating to the Offers come into your possession, you are required by Peru to inform yourself of and to observe all of these restrictions.

Peru has filed a registration statement (including the Prospectus) and the Prospectus Supplement with the Securities and Exchange Commission (the “SEC”). The Offers were made solely pursuant to the Prospectus Supplement and the accompanying Prospectus. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, Peru or any participating joint dealer manager will arrange to send you the Prospectus or the Prospectus Supplement if you request it by calling BNP Paribas Securities Corp. at +1 (888) 210-4358, Citigroup Global Markets Inc. at +1 (800) 558-3745, HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM or Santander US Capital Markets LLC at +1 (855) 404-3636.

The materials relating to the Offers do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.

FURTHER INFORMATION

The Tender, Exchange and Information Agent for the Offers is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, NY 10006

United States of America

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (855) 654-2015

Email: contact@gbsc-usa.com

https://www.gbsc-usa.com/peru

The Issuer for the Offers is:

Ministerio de Economía y Finanzas del Perú

Jr. Junín No. 319

Lima, Perú

Email: subastas@mef.gob.pe

DISCLAIMER

The Prospectus Supplement and accompanying Prospectus are not for release, publication or distribution to any person located or resident in any jurisdiction where it is unlawful to distribute the Prospectus Supplement and accompanying Prospectus. Persons into whose possession the Prospectus Supplement and accompanying Prospectus come are required by Peru, the joint dealer managers and the Information and Exchange Agent to inform themselves about, and to observe, any such restrictions.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement contains forward-looking statements and information that is necessarily subject to risks, uncertainties and assumptions. The offers are subject to conditions precedent, and no assurance can be given that the transactions described herein will be consummated on the dates or the terms described herein. Peru assumes no obligation to update or correct the information contained in this announcement.

SOURCE The Republic of Peru